UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,331,398 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 7,331,398 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,398 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99% (3)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 5,284,900 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 6 below. As discussed below, Dialogic Inc. issued to the Funds warrants to acquire 18,000,000 shares of its Common Stock, provided Dialogic Inc. is not obligated to issue any such shares that would result in the holders owning in excess of 19.99% of Dialogic Inc.’s outstanding Common Stock without the approval of Dialogic Inc.’s stockholders. As a result, the share numbers reported above exclude 12,715,100 shares of Common Stock that are not issuable to the Funds upon exercise of the warrants unless stockholder approval is obtained.
(3)	Based on (a) 31,392,490 shares of Common Stock of Dialogic Inc. outstanding as of October 31, 2011 as reported by Dialogic Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (b) 5,284,900 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants described in Item 6 below, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 7

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2010 (the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

The shares of Common Stock issuable upon exercise of the Warrants (as defined below) were acquired pursuant to (a) the Third Amended and Restated Credit Agreement by and among Former Dialogic, Obsidian, LLC, as agent, and investment funds managed by the Reporting Person, dated March 22, 2012 (the “Amended Term Loan Agreement”), and (b) the Subscription Agreement between the Issuer and investment funds managed by the Reporting Person, dated March 22, 2012 (the “Subscription Agreement”). The Amended Term Loan Agreement and the Subscription Agreement are described further in Item 6 below.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The 7,331,798 shares of Common Stock beneficially owned by the Reporting Person (including 5,284,900 shares of Common Stock currently issuable upon exercise of the Warrants) constitute approximately 19.99% of the outstanding shares of Common Stock of the Issuer, based on (i) 31,392,490 shares of Common Stock outstanding as of October 31, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011 and (ii) 5,284,900 shares of Common Stock that are currently issuable upon exercise of the Warrants. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

(c) Other than the acquisition of the Warrants, there have been no purchases or sales of shares of Common Stock during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

Amended Term Loan Agreement

On March 22, 2012, Former Dialogic entered into the Amended Term Loan Agreement, which amends and restates the Term Loan Agreement. The terms of the Amended Term Loan Agreement are set forth below:

Principal Amount and Maturity. As of March 22, 2012, term loans in the approximate principal amount of $92.8 million are outstanding and due to certain investment funds managed by the Reporting Person under the Amended Term Loan Agreement and are due on March 31, 2015.

Voluntary and Mandatory Prepayments. The term loans may be prepaid, in whole or in part, from time to time, subject to payment of (a) if prepaid prior to the first anniversary of the closing date, a premium of 5%, (b) if prepaid after the first but prior to the second anniversary of the closing date, a premium of 2% and (c) if prepaid after the second anniversary of the closing date, no premium is required.

CUSIP No. 25250T100	Page 4 of 7

Former Dialogic is required to offer to prepay the term loans out of the net proceeds of certain asset sales (including asset sales by the Issuer and its subsidiaries) at 100% of the principal amount of term loans prepaid, plus the prepayment premiums described above, subject to Former Dialogic’s right to retain proceeds of up to $1 million in the aggregate each fiscal year. Subject to the right to retain proceeds of up to $1.5 million in the aggregate in each fiscal year, Former Dialogic is also required to prepay the term loans out of 50% of the net proceeds from certain equity issuances by the Issuer and its subsidiaries, plus the prepayment premiums described above, except that no prepayment premium is required to be paid in respect of the first $35.0 million of net proceeds of an issuance by the Issuer of stock at a price of $1.25 per share or more.

Interest Rates. The term loans bear interest, payable quarterly in cash, at a rate per annum of 10%, except that, in 2012 and thereafter if certain minimum cash requirements are not met, interest may be paid at the rate of 5% in cash with the remaining 5% added to principal and paid in kind. Upon the occurrence and continuance of an event of default, the term loans will bear interest at a default rate equal to the applicable interest rate plus 2%.

Guarantors. The term loans are guaranteed by the Issuer, Dialogic US Inc., Dialogic Distribution Limited, Dialogic Manufacturing Limited, Dialogic Networks (Israel) Ltd., Dialogic do Brasil Comercio de Equipamentos Para Telecomunicacao Ltda. and certain U.S. subsidiaries of the Issuer.

Security. The term loans are secured by a pledge of all of the assets of Former Dialogic and the guarantors, including all intellectual property, accounts receivable, inventory and capital stock in the Issuer’s direct and indirect subsidiaries.

Financial Covenants. The financial covenants in the Amended Term Loan Agreement include covenants related to minimum liquidity, minimum EBITDA, minimum interest coverage ratio, and maximum consolidated total leverage ratio.

Other Terms. The Issuer and Former Dialogic and their subsidiaries are subject to various affirmative and negative covenants under the Amended Term Loan Agreement, including restrictions on incurring additional debt and contingent liabilities, granting liens, making investments and acquisitions, paying dividends or making other distributions in respect of its capital stock, selling assets and entering into mergers, consolidations and similar transactions, entering into transactions with affiliates and entering into sale and lease-back transactions. The Amended Term Loan Agreement contains customary events of default, including a change in control of the Issuer without the consent of the lenders under the Amended Term Loan Agreement.

Warrants

In connection with the Amended Term Loan Agreement, the Issuer agreed to issue to certain investment funds managed by the Reporting Person warrants to purchase an aggregate of 18 million shares of the Issuer’s Common Stock (the “Warrants”) pursuant to the Subscription Agreement. The Warrants may be exercised for a period of five years from the date of issuance at an exercise price of $1.00 per share. Under the terms of the Warrants, the Issuer is not obligated to issue shares of its Common Stock upon exercise of a Warrant that would result in the holder owning in excess of 19.99% of the Issuer’s outstanding Common Stock without the approval of the Issuer’s stockholders.

Also in connection with the issuance of the Warrants, the Rights Agreement was amended and restated (as amended and restated, the “Amended Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration rights for the shares of the Issuer’s Common Stock issuable upon exercise of the Warrants.

CUSIP No. 25250T100	Page 5 of 7

The foregoing descriptions of the Amended Term Loan Agreement, the Subscription Agreement, the Warrants and the Amended Rights Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 6, 7, 8 and 9, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 6	Third Amended and Restated Credit Agreement, dated as of March 22, 2012, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 7	Subscription Agreement, dated as of March 22, 2012, by and among the Issuer and the purchasers that are signatories thereto.

Exhibit 8	Warrants to Purchase Common Stock dated as of March 22, 2012.

Exhibit 9	Amended and Restated Registration Rights Agreement, dated as of March 22, 2012, by and among the Issuer and the parties listed on Exhibit A thereto.

CUSIP No. 25250T100	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2012	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
		Name:	Elizabeth Greenwood
		Title:	General Counsel & Chief Compliance Officer

CUSIP No. 25250T100	Page 7 of 7

EXHIBIT INDEX

Exhibit 1*	Acquisition Agreement, dated as of May 12, 2010, by and between the Issuer and Former Dialogic (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 2*	Registration Rights Agreement, dated as of October 1, 2010, by and among the Issuer and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2010).

Exhibit 3*	Second Amended and Restated Credit Agreement, dated as of October 1, 2010, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 4*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Opportunities Fund, LLC.

Exhibit 5*	Loan Agreement, dated as of August 19, 2009, by and between Former Dialogic and Special Value Expansion Fund, LLC.

Exhibit 6	Third Amended and Restated Credit Agreement, dated as of March 22, 2012, by and among the Issuer, Former Dialogic, Obsidian, LLC, as agent, and the subsidiary guarantors and lenders that are signatories thereto.

Exhibit 7	Subscription Agreement, dated as of March 22, 2012, by and among the Issuer and the purchasers that are signatories thereto.

Exhibit 8	Warrants to Purchase Common Stock dated as of March 22, 2012.

Exhibit 9	Amended and Restated Registration Rights Agreement, dated as of March 22, 2012, by and among the Issuer and the parties listed on Exhibit A thereto.

*	Previously filed.